SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of September, 2017

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

Parque Lefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Operational Challenges during the Third Quarter of 2017.

Copa Holdings S.A. (NYSE: CPA) hereby notifies that during the third quarter, the company has faced an unusually high number of operational challenges due to severe weather and natural disasters in the region, and other external factors that affected its hub in Panama City.  These challenges have impacted the company´s operational metrics and overall passenger experience.  Based on currently available information, these events are expected to impact the company´s financial performance for the third quarter of 2017.

Hurricanes Irma and Maria, the September 19th earthquake near Mexico City, an extended power outage and other operational events in Panama City’s Tocumen International Airport, together have led to significant disruptions and delays, as well as the cancellation of close to 450 flights, or approximately 1.4% of the scheduled flights for the quarter.

These operational challenges and the corresponding actions taken by the company have resulted in foregone revenues and incremental expenses. The company estimates the cumulative effect will be a reduction in operating earnings of approximately US$12 million for the third quarter. The company prepared this estimate based on currently available information.

It is important to note that these are all isolated events and should not materially impact the company’s fourth quarter performance and/or its ability to generate earnings in the future. These events have brought significant devastation and hardship to the people of the region.  In solidarity, Copa Airlines has waived penalties and changes fees for passengers traveling within the affected destinations.  The company has also operated a number of humanitarian flights delivering supplies, transporting evacuees, and mobilizing search and rescue teams to several affected destinations.

This document contains forward-looking statements - not limited to historical facts - that reflect the Company’s currents beliefs, expectations and/or intentions regarding future events and results. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially and are based on assumptions that are subject to change. For more information on forward-looking statements and associated risks, please refer to our annual report filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 9/27/2017
	By:	/s/ José Montero
Name: José Montero Title: CFO